        Exhibit 21.1

SUBSIDIARIES OF MRS. FIELDS' ORIGINAL COOKIES, INC.

        The subsidiaries of Mrs. Fields' Original Cookies, Inc. and their respective state or jurisdiction of incorporation or organization are as follows:

The Mrs. Fields' Brand, Inc.	Delaware
Great American Cookie Company, Inc.	Delaware
Pretzelmaker, Inc.	Utah
Pretzelmaker Canada, Inc.	Ontario
Pretzel Time, Inc.	Utah
Mrs. Fields Cookies (Canada) Ltd.	Ontario
Mrs. Fields Cookies Australia, Inc.	Utah
H&M of Canada, Inc.	Ontario
U-VEST Company, LLC	Utah
LV-H&M, LLC	Nevada
Fairfield Foods, Inc.	New Jersey
Airport Cookies, Inc.	Ohio
Sunshine Pretzel Time, Inc.	Florida
Peachtree Pretzel Time, Inc.	Georgia
CMBC, Inc.	South Carolina

        Each of these subsidiaries does business under its respective corporate name.